Exhibit 99.1

Borr Drilling Limited Announces Second Quarter 2025 Results

Hamilton, Bermuda, August 13, 2025: Borr Drilling Limited (NYSE: BORR) (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the six months ended June 30, 2025.

Highlights

Total operating revenues of $267.7 million, an increase of $51.1 million or 24% compared to the first quarter of 2025

Net income of $35.1 million, an increase of $52.0 million compared to the net loss in the first quarter of 2025

Adjusted EBITDA of $133.2 million, an increase of $37.1 million or 39% compared to the first quarter of 2025

YTD 2025, the company was awarded 14 new contract commitments, representing approximately 2,584 days and $318 million of potential contract revenue

Other Events

In July 2025, the Company increased its liquidity by more than $200 million through an equity offering of $102.5 million, and commitments from commercial banks including existing lenders which have the effect of increasing available amounts under revolving credit facilities and more favourable terms for of its financial covenants.

Appointment of Bruno Morand as CEO, effective September 1, 2025, with Patrick Schorn becoming Executive Chair of the Company’s Board of Directors.

CEO, Patrick Schorn commented:

"Our second-quarter results were strong, with technical utilization of 99.6% and economic utilization of 97.8%. As anticipated, our activity rebounded in the second quarter, with 22 out of 24 rigs active. Revenue increased by $51.1 million this quarter, and EBITDA rose by $37.1 million to $133.2 million, up by 39% versus the first quarter of this year, underscoring the profitability of the revenue.

During the quarter, we secured important new awards, including a multi-rig contract in Asia and a new contract for the Arabia II which is expected to return to our active fleet in September. These contract awards improve our contract coverage to 84% at an average day rate of $145,000 in 2025, and 47% coverage at an average day rate of $139,000 in 2026.

In July, we took a decisive step to strengthen Borr Drilling’s longer term financial position through a comprehensive financing package. This initiative, which included a $102.5 million equity raise and commitments from commercial banks to amendments to the size and covenants of our revolving credit facilities, effectively increases our liquidity by $200 million and strengthens our balance sheet. We acted proactively to secure financing while market conditions were favourable, reinforcing our ability to execute our long-term strategy—including disciplined growth and potential industry consolidation.

Looking into the third quarter, we see a comparable level of activity as the second quarter and anticipate a similar performance. As previously indicated, we are comfortable with the current Bloomberg consensus estimate of 2025 Adjusted EBITDA of approximately $470 million.

We are encouraged by the Mexican government's renewed commitment to strengthening Pemex's liquidity and restated goal to achieve 1,800 mbpd in production. Our experience and track record of delivering best-in-class wells, uniquely positions Borr to capture incremental drilling activity, particularly under private investment projects that are expected to play an incremental role in the future of Mexico's oil and gas production."

Conference call

A conference call and webcast is scheduled for 9:00 AM New York Time (15:00 CET) on Thursday August 14, 2025 and participants are encouraged to dial in 10 minutes before the start of the call.

In order to listen to the presentation, you may also do one of the following:

a)    Webcast

To access the webcast, please go to the following link:
https://urldefense.com/v3/__https://edge.media-server.com/mmc/p/g4x5gjyu__;!!Ebr-cpPeAnfNniQ8HSAI-g_K5b7VKg!OB_ZGO2oUnFeVUnLgPSGFwlV h8HVoQkSLiO9adDf9w2DVzzX7hgWO5nmwIXxL5UgVTV_-6fdVEoHUzJ$

b)    Conference Call

Please use the below link to register for the conference call, https://urldefense.com/v3/__https://register-conf.media-server.com/register/BIa0d72be56dd74bcaadc7275d099212cc__;!!Ebr-cpPeAnfNniQ8HSAI-g_K5b7VKg!OB_ZGO2oUnFeVUnLgPSGFwlV-h8HVoQkSLiO9adDf9w2DVzzX7hgWO5nmwIXxL5UgVTV_-6fdbxtkfAB$

Participants will then receive dial-in details on screen and via email and can then choose to dial in with their unique pin or select “Call me” and provide telephone details for the system to link them automatically.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208